UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
QUIXOTE CORPORATION
(Name of Subject Company (Issuer))
THP MERGER CO.
(Offeror)
a wholly-owned subsidiary of
TRINITY INDUSTRIES, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror issuer or other person))
Common Stock, $0.01 2/3 par value per share (including the associated
Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)
S. Theis Rice, Esq.
Chief Legal Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207
Telephone: (214) 631-4420
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Mary R. Korby, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Telephone: (214) 746-7700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$61,120,678	$4,357.90

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 9,333,867 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, outstanding multiplied by the offer price of $6.38 per share, (ii) 233,000 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price of less than $6.38, multiplied by $6.38 and (iii) 210,166 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price equal to or greater than $6.38 and are not held by directors and certain executive officers of Quixote Corporation, multiplied by $0.40 (the actual consideration payable in respect of such options). 1,621,622 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation reserved for issuance upon conversion of the 7% convertible notes of Quixote Corporation due 2025 have been excluded from the calculation because the conversion price of those notes ($25.90 per share) exceeds the offer price of $6.38. The calculation of the filing fee is based on Quixote Corporation’s representation of its capitalization as of December 29, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $4,357.90	Filing Party: Trinity Industries, Inc.
Form of Registration No.: Schedule TO	Date Filed: January 7, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

TABLE OF CONTENTS
     Item 11. Additional Information
     Item 12. Exhibits
Signature

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2010, amends and supplements the Tender Offer Statement on Schedule TO filed on January 7, 2010 and amended on January 14, 2010 and January 21, 2010 (as amended and supplemented, the “Schedule TO”), and relates to the offer by THP Merger Co., a Delaware corporation (the “Purchaser”), to purchase all of the outstanding shares of common stock, $0.01 2/3 par value (including the associated preferred stock purchase rights, the “Shares”), of Quixote Corporation, a Delaware corporation (“Quixote”), at a purchase price of $6.38 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Trinity Industries, Inc. (“Trinity”), the parent of Purchaser, on January 7, 2010, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Quixote on January 7, 2010 (and any further amendments thereto), contain important information about the Offer, all of which should be read carefully by Quixote stockholders before any decision is made with respect to the Offer.
     Documentation relating to the Offer has been mailed to Quixote’s stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, or by calling toll-free at (800) 290-6427.
     All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Item 11. Additional Information.
     Item 11 (a)(5) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs:
     “On January 26, 2010, the Circuit Court of Cook County entered an order related to the purported stockholder lawsuit captioned Superior Partners, on Behalf of Itself and All Others Similarly Situated vs. Leslie J. Jezuit, Bruce Reimer, Daniel P. Gorey, Robert D. van Roijen, Lawrence C. McQuade, Duane M. Tyler, Clifford D. Nastas, Quixote Corporation and Trinity Industries, Inc. (Cause No. 10-CH-01613) (the “Superior Complaint”) providing that (i) Trinity was dismissed without prejudice as a defendant in the Superior Complaint and (ii) the plaintiff’s motion for a temporary restraining order, expedited relief and a preliminary injunction hearing date was withdrawn. On January 28, 2010, the Circuit Court of Cook County entered an order related to the purported stockholder lawsuit captioned Ralph A. Ardito, individually and on behalf of all others similarly situated, vs. Bruce Reimer, Leslie Jezuit, Daniel Gorey, Lawrence McQuade, Clifford Nastas, Robert D. van Roijen, Jr., Duane M. Tyler, Quixote Corporation, Trinity Industries, Inc. and THP Merger Co. (Cause No. 10-CH-02544) (the “Ardito Complaint”, and together with the Superior Complaint, the “Complaints”) providing that Trinity and Purchaser were dismissed without prejudice as defendants in the Ardito Complaint.
     In connection with such court orders, counsel for the plaintiffs and the remaining defendants have agreed upon the principal terms of a settlement of the Complaints pursuant to the terms of two separate Memorandums of Understanding (together, the “Memorandums of Understanding”), copies of which are filed herewith as Exhibit (a)(5)(I) and Exhibit (a)(5)(J), which includes the release of all claims related to the offer and the Merger against all of the remaining defendants and Trinity. The settlement was reported by the parties to the court in conjunction with its dismissal of Trinity and Purchaser. The proposed settlement is conditioned upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the Offer and final approval of the proposed settlement by the court. Pursuant to the terms of the Memorandums of Understanding, Quixote will make certain supplemental disclosures which will be contained in an amendment to Quixote’s Schedule 14D-9 filed in connection with the Offer. None of Quixote, Trinity or any of the other remaining defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. In addition, the parties agreed to present to the court a stipulation of settlement and any other documentation as may be required in order to obtain approval by the court of the settlement on behalf of a class of stockholders and the dismissal of the Complaints. The stipulation of settlement will include a release of all claims against Trinity, all remaining defendants and their affiliates and agents held by the plaintiffs and class members. Pursuant to the terms of the Memorandums of Understanding, and subject to court approval, the plaintiffs will be awarded certain attorneys’ fees and expenses. Trinity, Quixote or its successors will pay the award. These attorneys’ fees and expenses will not be deducted from the Offer consideration and the Offer Price will not be increased or decreased in connection with any settlement finally reached by the plaintiffs and the remaining defendants.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
          (a)(5)(I) Memorandum of Understanding, dated January 28, 2010, related to the purported stockholder lawsuit captioned Superior Partners, on Behalf of Itself and All Others Similarly Situated vs. Leslie J. Jezuit, Bruce Reimer, Daniel P. Gorey, Robert D. van Roijen, Lawrence C. McQuade, Duane M. Tyler, Clifford D. Nastas, Quixote Corporation and Trinity Industries, Inc. (Cause No. 10-CH-01613)
          (a)(5)(J) Memorandum of Understanding, dated January 28, 2010, related to the purported stockholder lawsuit captioned Ralph A. Ardito, individually and on behalf of all others similarly situated, vs. Bruce Reimer, Leslie Jezuit, Daniel Gorey, Lawrence McQuade, Clifford Nastas, Robert D. van Roijen, Jr., Duane M. Tyler, Quixote Corporation, Trinity Industries, Inc. and THP Merger Co. (Cause No. 10-CH-02544)

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

TRINITY INDUSTRIES, INC.
By:	/s/ William A. McWhirter II
	Name:	William A. McWhirter II
	Title:	Senior Vice President and Chief Financial Officer

THP MERGER CO.
By:	/s/ James E. Perry
	Name:	James E. Perry
	Title:	Vice President, Treasurer and Assistant Secretary

Date: January 29, 2010